                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                  Schedule 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND
             (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                            BARBEQUES GALORE LIMITED
                            ------------------------
                                (Name of Issuer)


                        ORDINARY SHARES REPRESENTED BY
                          AMERICAN DEPOSITARY SHARES
                        ------------------------------
                         (Title of Class of Securities)


                                   067091108
                                   ---------
                                 (CUSIP Number)

-----------------------                                  ---------------------
  CUSIP NO. 067091108                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT GAVSHON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      AUSTRALIAN

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
    NUMBER OF             72,987

     SHARES        -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          150,223 Includes 149,016 shares held by Sarwill Pty
     OWNED BY             Limited, a company owned by Mr. Gavshon and his wife.
                          Also includes 1,207 shares held by Mr. Gavshon's
      EACH                resident children.

    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
     PERSON          7
                          72,987
      WITH
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          150,223 Includes 149,016 shares held by Sarwill Pty Limited, a company owned by Mr. Gavshon and his wife. Also includes 1,207 shares held by Mr. Gavshon's resident children.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       223,210. Excludes 288 shares owned by S. Gavshon, Mr. Gavshon's mother, previously stated as beneficially owned by Mr. Gavshon.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
       Excludes 162,210 shares held of record by Wispjune Pty Limited ("Wispjune"), a company in which Mr. Gavshon owns a 22.5% interest, Mr. John Price owns a 5% interest and Mr. Sam Linz owns a 72.5% interest. Also excludes 167,402 shares held by Geblon Pty Limited ("Geblon"), a company in which each of Mr. Gavshon and Mr. Linz own a 50% interest, with Mr. Linz retaining voting control. Although Mr. Gavshon could be deemed a beneficial owner of the shares held by Wispjune and Geblon, Mr. Linz is deemed the beneficial owner of these shares; Mr. Gavshon disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Also excludes 14,322 shares held by Bosmana Pty Limited, a trustee of one of the Company's Superannuation Funds, of which Mr. Gavshon serves as one of three directors. Mr. Gavshon disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
                                                                          [X]
------------------------------------------------------------------------------

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.9%

------------------------------------------------------------------------------

12     TYPE OF REPORTING PERSON*

       IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


ITEM 1(a)      NAME OF ISSUER:

               Barbeques Galore Limited


ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               327 Chisholm Road
               Auburn NSW 2144
               Australia


ITEM 2(a)      NAME OF PERSON FILING:

               Robert Gavshon


ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               327 Chisholm Road
               Auburn NSW 2144
               Australia


ITEM 2(c)      CITIZENSHIP:

               Australian


ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Ordinary Shares represented by American Depositary Shares


ITEM 2(e)      CUSIP NUMBER:

               Not Applicable

                                                               Page 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable


ITEM 4.        OWNERSHIP.

               See Rows 5 through 11 of Cover Page.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable


ITEM 10.       CERTIFICATION.

               Not Applicable

                                                               Page 5 of 5 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1998



By:  /s/ ROBERT GAVSHON
     ------------------

     Name:   Robert Gavshon
             --------------